UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 4

[ ]Check this box if no longer       OMB APPROVAL
   subject to Section 16. Form 4     OMB NUMBER:  3235-0287
   or Form 5 obligations may         Expires: January 31, 2005
   continue. See Instruction         Estimated average burden
   1(b).                             hours per response ....0.5

Filed pursuantto Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section  30(h)  of  the  Investment  Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   OVERSTREET           KENNETH                         E
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    (Last)              (First)                      (Middle)

               7130 NORTHLAND CIRCLE NORTH
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                        (Street)

  BROOKLYN PARK           MN                             55428
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

   ENNIS BUSINESS FORMS, INC.
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3. I.R.S. Identification Number of Reporting Person, if an
   entity (Voluntary)


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4. Statement for Month/Day/Year

   11/06/02
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

 X
--- Director                           --- 10% Owner


--- Officer (give title below)         --- Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

 X
--- Form filed by One Reporting Person


--- Form filed by More than One Reporting Person
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

     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of     2. Trans-   2A. Deemed   3. Trans-        4. Securities      5. Amount of
   Security        action       Execu-      action           Acquired (A)       Securities
   (Instr. 3       Date         tion        Code             or Disposed        Beneficially
                                Date,       (Instr. 8)       of (D)             Owned
                   (Month/      if any                       (Instr. 3, 4       Following
                   Day/                                      and 5)             Reported
                   Year)                                                        Transaction(s)
                                (Month/                           (A)
                                Day/                              or            (Instr. 3
                                Year)       Code    V     Amount  (D)  Price     and 4)
-------------   ----------  ------------    ----    -     ------  ---  ----- --------------
Common Stock    11/5/02                      S            6,400    D   13.25 72,823
Common Stock	11/6/02                      S            3,600    D   13.25 69,223

1. Title of         6. Ownership Form:         7. Nature of Indirect
   Security            Direct (D) or              Beneficial Ownership
   (Instr. 3)          Indirect (I)
                       (Instr. 4)                 (Instr. 4)
-------------       --------------------       -----------------------
Common Stock        D
Common Stock        D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                              (Over)
                                                    SEC 1474 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed   4. Trans-  5. Number of  6. Date Exer-
   Derivative    sion or     action      Execu-      action     Derivative    cisable and
   Security      Exer-       Date        tion        Code       Securities    Expiration
   (Instr. 3)    cise        (Month/     Date,       (Instr.    Acquired      Date (Month/
                 Price of     Day/       if any       8)        (A) or        Day/Year)
                 Deriva-      Year)      (Month/                Disposed
                 tive                     Day/                  of (D)
                 Security                 Year)                 (Instr. 3,    Date    Expira-
                                                                4 and 5)      Exer-   tion
                                                      Code      (A)    (D)    cisable Date
------------  ----------- ---------- -------------    ----      ---    ---    ------- -----


1. Title      7. Title and Amount   8. Price of   9. Number of    10. Ownership 11. Nature of
   Derivative    of Underlying         Deriva-       Derivative       Form of       Indirect
   Security      Securities            tive          Securities       Derivative    Beneficial
   (Instr. 3)    (Instr. 3 and 4)      Security      Beneficially     Security:     Ownership
                                       (Instr. 5)    Owned Follow-    Direct (D)    (Instr. 4)
                          Amount                     ing Reported     or Indirect
                          or Number                  Transaction(s)   (I) (Instr.
                 Title    of Shares                  (Instr. 4)        4)
------------- ----------- --------- ------------- ---------------  --------------- ------------





Explanation of Responses:








/s/Harve Cathey                             November 7, 2002
-------------------------------          -----------------------
Harve Cathey  Attorney-in-Fact                    Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
   78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                SEC 1474 (09-02)